HANMI FINANCIAL CORPORATION
3660 Wilshire Boulevard
Suite PH-A
Los Angeles, California 90010

September 14, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Application for Withdrawal Post-Effective Amendment No. 1 on Form S-3 to Form S-4, filed on July 29, 2004 File No. 333-117753

Ladies and Gentlemen:

Hanmi Financial Corporation (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 1 on Form S-3 to Form S-4, filed on July 29, 2004, together with all exhibits thereto (the “Registration Statement”).

Pursuant to the Registration Statement, the Company proposed to register shares of its Common Stock (the “Shares”) for sale by certain selling shareholders. The Registration Statement has not been declared effective, and none of the Shares have been sold pursuant to the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (213) 368-3239, with a copy to Lee Meyerson of Simpson of Thacher & Bartlett LLP, via facsimile at (212) 455-2500 and Thomas Wuchenich of Simpson Thacher & Bartlett LLP, via facsimile at (310) 407-7502.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call Thomas Wuchenich of Simpson Thacher & Bartlett LLP at (310) 407-7505.

Sincerely,

Hanmi Financial Corporation
By:	/s/ Jae Whan Yoo
Jae Whan Yoo
President and Chief Executive Officer

End of Filing